Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS

**Supplement Dated December 19, 2014 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information, each dated May 1, 2014,
as amended**

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (the "SAI"). Please read it carefully and keep it with your Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

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Important Information Regarding Funds Under Your Contract

- Effective on or about December 12, 2014, the VY® PIMCO Bond Portfolio will be renamed Voya Aggregate Bond Portfolio and Voya Investment Management Co. LLC will replace Pacific Investment Management Company LLC as subadviser.

- The Amana Growth Fund and the Amana Income Fund available under your contract are designated as "Investor Class." Accordingly, all references to the Amana Growth Fund and the Amana Income Fund in the fund list in the Contract Prospectus and Contract Prospectus Summary should include "Investor Class."

Information in your Contract Prospectus and Contract Prospectus Summary regarding the funds referenced above is changed accordingly.

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the Voya Global Resources Portfolio and the Voya International Value Portfolio.*

Notice of and Important Information About Upcoming Fund Reorganizations

The Boards of Trustees of Voya Investors Trust and Voya Variable Products Trust approved separate proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolio." The proposed reorganizations are subject to approval by the shareholders of each Merging Portfolio. If shareholder approval is obtained, it is expected each reorganization will be effective on or about the close of business on March 6, 2015 (the "Reorganization Date").

Merging Portfolios	Surviving Portfolio
Voya Global Resources Portfolio (Class S) Voya International Value Portfolio (Class I)	Voya Global Value Advantage Portfolio (Class I)

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in a Merging Portfolio to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "**Transfers**" section of your Contract Prospectus or the Contract Prospectus Summary for information about making subaccount transfers.

On the Reorganization Date:
- Your investment in the subaccount that invested in a Merging Portfolio will automatically become an investment in the subaccount that invests in the Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation; and
- All existing account balances invested in Class S shares of the Voya Global Resources Portfolio and Class I shares of the Voya International Value Portfolio will automatically become investments in the subaccount that invests in Class I shares of the Voya Global Value Advantage Portfolio. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Portfolios will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in a Merging Portfolio will be automatically allocated to the subaccount that invests in the Surviving Portfolio. See the "**Transfers**" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, Defined Contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-262-3862.

Information about the Voya Global Value Advantage Portfolio. In connection with the upcoming fund reorganization involving the Voya Global Resources Portfolio (Class S) and the Voya International Value Portfolio (Class I), effective on the Reorganization Date, the Voya Global Value Advantage Portfolio (Class I) will be added to your contract as an available investment option. The following chart lists summary information regarding the Voya Global Value Advantage Portfolio and is added to Appendix V of your Contract Prospectus and Contract Prospectus Summary.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Global Value Advantage Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Important Information Regarding "The Company"

The third paragraph under "**The Company**" section of the Contract Prospectus and Contract Prospectus Summary and the third paragraph under the "**General Information and History**" section in the SAI is deleted and replaced with the following:

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING's ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.**